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SEC FILE NUMBER
8-38485

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 24 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: United Planners' Financial Services of America, A Limited Partnership

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7333 E Doubletree Ranch Road Suite 120
(No. and Street)

Scottsdale	AZ	85258
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Shindel	(480) 624-0329	ctshindel@upfsa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Shindel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of United Planners Financial Services of America, A Limited Partnership, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSEMARY L TIPTON
Notary Public - Arizona
Maricopa County
Commission # 607952
My Comm. Expires Jul 25, 2025

Notary Public

Signature:

Title:
Executive Vice President and Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), as of December 31, 2024, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as United Planners' Financial Services of America's auditor since 2014.
Walnut Creek, California
February 13, 2025

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	14,296,273
Securities owned		2
Commissions and advisory fees receivable		9,389,197
Clearing deposit		100,000
Operating lease asset		1,093,012
Property and equipment, net		183,375
Other assets		3,686,516
Total assets	$	28,748,375
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	9,265,334
Accrued compensation and other liabilities		5,263,545
Securities sold, not yet purchased		169,191
Accounts payable		119,403
Operating lease liability		1,603,180
Total liabilities		16,420,653
Partners' Capital		
General Partner		5,632,316
Limited Partners		6,695,406
Total Partners' capital		12,327,722
Total liabilities and Partners' capital	$	28,748,375

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2024

Revenues		
Commissions	$	57,269,428
Advisory fees		93,677,619
Other		5,328,376
Interest		751,672
Total revenues		157,027,095
Operating Expenses		
Commissions		133,693,218
Employee compensation and benefits		13,894,446
Professional services		1,198,590
Office		879,601
General and administrative		793,515
Communications and data processing		606,142
Rent		342,338
Advertising and sales		320,928
Other		298,776
Ticket charges		267,390
Depreciation		58,534
Total operating expenses		152,353,478
Net income	$	4,673,617

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2024

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2024	$ 4,964,068	$ 5,522,843	$ 10,486,911
Distributions	(1,343,063)	(1,489,743)	(2,832,806)
Net income - preferred return	181,050	211,255	392,305
Net income - residual allocation	1,830,261	2,451,051	4,281,312
Balance - December 31, 2024	$ 5,632,316	$ 6,695,406	$ 12,327,722

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2024

Cash flows from operating activities:	
Cash received from commissions and advisory fees	$ 149,526,529
Other cash receipts	5,328,376
Interest received	751,672
Cash paid for operating leases	(308,566)
Cash paid for commissions	(132,183,324)
Cash paid to vendors and employees	(18,166,785)
Net cash provided by operating activities	4,947,902
Cash flows from investing activities:	
Sales of securities owned	1
Sales of securities not yet purchased	169,191
Purchases of property and equipment	(60,495)
Loans issued to representatives	(1,377,800)
Payments received on loans to representatives	387,908
Net cash used for investing activities	(881,195)
Cash flows from financing activities:	
Partners' capital distributions	(2,527,106)
Net cash used for financing activities	(2,527,106)
Net increase in cash, cash equivalents and clearing deposit	1,539,601
Cash, cash equivalents and clearing deposit - beginning of year	12,856,672
Cash, cash equivalents and clearing deposit - end of year	$ 14,396,273
Non-cash investing and financing activities:	
Distributions applied to non-forgivable loans	$ 305,700
Cash, cash equivalents and clearing deposit consist of:	
Cash and cash equivalents	14,296,273
Clearing deposit	100,000
	$ 14,396,273

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2024

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 4,673,617
Adjustments to reconcile net income to net cash provided by operating activities:	
Compensation through forgiveness of loans issued to representatives	207,733
Amortization of operating lease asset	181,875
Depreciation	58,534
Changes in assets and liabilities:	
Increase in commissions and advisory fees receivable	(1,420,518)
Increase in other assets	(800,556)
Increase in commissions payable	1,509,894
Decrease in accounts payable	(64,077)
Increase in accrued compensation and other liabilities	272,451
Increase in operating lease liability	328,949
Net cash provided by operating activities	$ 4,947,902

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987, although the Partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners include participating brokers who are also independent contractors of the Partnership and United Financial Employees, LLC ("UFE"), an Arizona limited liability company established for qualified personnel of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing broker-dealer, which maintains and preserves all accounts and records of the Partnership's customers. The clearing broker-dealer receives a fee for this service, which is a percentage of the gross commissions on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Clearing Deposit

The clearing deposit represents a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Advisory Fees Receivable and Commissions Payable

Commissions and advisory fees receivable primarily represent amounts due to the Partnership from the sale of financial products and advisory services. Commissions payable represents amounts due to the Partnership's sales representatives in connection with the sale of financial products and advisory services.

Fair Value of Financial Instruments

The carrying amount of commissions and advisory fees receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Other Assets

Other assets include notes receivable, other receivables, prepaid expenses and deposits. Notes receivable of $1,576,678 are due from representatives and limited partners. The notes are carried at the lower of their carrying value or fair value. As of December 31, 2024, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Credit Losses

The Partnership accounts for estimated credit losses on financial assets in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. The Partnership estimates that an allowance is not necessary for all financial assets as of December 31, 2024.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years. The costs of normal maintenance and repairs that do not add value to the asset or materially extend asset lives are not capitalized, whereas major betterments are capitalized.

Note 2 – Summary of Significant Accounting Policies - Continued

Leases

At inception, the Partnership determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition.

Operating lease assets represent the Partnership's right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2024, no uncertain tax positions have been identified and accordingly, no provision has been made. The Partnership is no longer subject to examinations by major tax jurisdictions for years before 2020.

The Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. The partnership will pay the tax, interest and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Partnership's financial statements as of and for the year ended December 31, 2024.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2024, was $219,263, which was recorded as a component of advertising and sales expense.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statement of income.

Note 2 – Summary of Significant Accounting Policies - Continued

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory business. The Partnership has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies herein.

Note 3 – Revenues

Revenues are recognized when, or as, the Partnership satisfies its performance obligations by transferring control of promised products or services to customers in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those products or services. Revenues are reported on a gross basis when the Partnership is acting in the capacity of the principal and on a net basis when the Partnership is the agent in a contract. Principal or agent designations depend on which entity has primary responsibility over performance obligations and control over the product or service before it is transferred to a customer.

Commissions

The Partnership, as an introducing broker-dealer, recognizes sales-based commissions on a trade-date basis when customers purchase stocks, mutual funds, variable annuities and other financial products. Sales-based commissions are generally based on a percentage of a product's market value at the time of purchase. The Partnership earns trailing commissions on eligible products, primarily on variable annuities and mutual funds held by customers. Trailing commissions are recurring in nature, recognized over time as earned and based on the market value of customers' trail eligible holdings.

Commissions are reported on a gross basis as the Partnership is the principal and has primary responsibility over the performance obligations.

Note 3 – Revenues - Continued

Advisory Fees

Fees are generally billed to customers monthly or quarterly, in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a period, the fees are pro-rated accordingly and billed at the end of the period. Advisory fees may be received quarterly, but are recognized as earned on a pro-rata basis over the term.

The Partnership recognizes fees billed to customers as advisory fee revenue on a gross basis in accounts where the Partnership is the registered investment advisor ("RIA"). Advisors may conduct their advisory business through separate entities by establishing their own independent RIA firms rather than utilizing the Partnership's corporate RIA. As independent RIAs are primarily responsible for providing the service to a customer, the portion of advisory fees that are collected from the customer by the Partnership and remitted to the independent RIA are considered pass-through amounts and only the net amount retained by the Partnership is included as a component of advisory fee revenue.

Other Revenues

Other revenues primarily include amounts charged to the Partnership's representatives for providing administrative, compliance and technology services in addition to marketing allowances received from product sponsors. Revenues from these services are recurring in nature and recognized over time as the Partnership satisfies its performance obligations.

Disaggregation of Revenue

The following presents the Partnership's revenue from contracts with customers disaggregated by major business activity for the year ended December 31, 2024:

Variable annuities	$ 32,993,518
Mutual funds	11,589,416
Fixed annuities	7,867,747
General securities	2,218,991
Alternative investments	1,049,441
Other	1,550,315
Total commissions	57,269,428
Advisory fees	93,677,619
Other revenues	5,328,376
Total revenue from contracts with customers	$ 156,275,423

Note 3 – Revenues - Continued

Contract Balances

The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables related to revenue from contracts with customers, which it considered fully collectible, of $7,968,679 at January 1, 2024 and $9,389,197 at December 31, 2024.

Note 4 – Concentration of Credit Risk

As of December 31, 2024, of the Partnership's bank balances, $300,000 was insured and $1,439,285 was not insured by the Federal Deposit Insurance Corporation. $776,703 of brokerage cash balances were insured by the Securities Investor Protection Corporation and $12,076,614 was uninsured, consisting of cash of $87,560, brokerage cash equivalent accounts of $11,889,054, and a clearing deposit of $100,000. The Partnership has never experienced any losses related to these balances.

Note 5 – Fair Value Measurements

Financial accounting standards define fair value and include a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- ***Level 1*** - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- ***Level 2*** - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- ***Level 3*** - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

Note 5 – Fair Value Measurements - Continued

As of December 31, 2024, the Partnership's assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Asset backed securities	$ 2	$ -	$ -	$ 2
Assets measured at fair value	$ 2	$ -	$ -	$ 2
Securities sold, not yet purchased:				
U.S. treasury obligations	$ 138,000	$ -	$ -	$ 138,000
Certificates of deposit	28,882	-	-	28,882
Mutual funds	2,309	-	-	2,309
Liabilities measured at fair value	$ 169,191	$ -	$ -	$ 169,191

Note 6 – Property and Equipment

Property and equipment as of December 31, 2024, are as follows:

Equipment	$ 395,743
Furniture	351,961
Leasehold improvements	292,464
Total	1,040,168
Less accumulated depreciation	(856,793)
Property and equipment, net	$ 183,375

Note 7 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2024 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2024, was $356,974.

Note 8 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

Note 8 – Net Capital Requirements - Continued

As of December 31, 2024, the Partnership had regulatory net capital of $8,008,627, which was $6,998,063 in excess of its required net capital of $1,010,564. As of December 31, 2024, the Partnership's aggregate indebtedness was 1.89 times its net capital.

Note 9 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied, and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 10 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 5% to UFE. Remaining profits shall then be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners other than UFE. UFE is to receive cash distributions for 100% of its profit allocation annually. Limited Partners other than UFE and the General Partner are to receive minimum cash distributions of 25% and 50%, respectively, of any profit allocation each year.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2024, the Preferred Return was $392,305.

Note 11 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain technology use charges totaling $216,000 for the year ended December 31, 2024, which are reported as a component of communications and data processing expense.

The Partnership occasionally enters into agreements with some limited partners. Under these agreements the Partnership typically advances funds at the time of affiliation to assist with the cost of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2024, $368,608 of these advances were repaid through commissions or partner allocations and $180,583 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2024, advances in the amount of $1,178,862 were reported as other assets.

During the year ended December 31, 2024, the Partnership paid companies sharing common ownership with the Partnership $103,956 for technology services.

Note 12 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. Management recorded a provision for litigation costs and settlements related to lawsuits of $58,712 in 2024. It is the opinion of management that the probability of losses in excess of the provision, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 13 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 14 – Lease Obligations

The Partnership leases its office space under a lease agreement expiring on May 31, 2029, which is classified as an operating lease. The lease agreement includes annual payment increases based on a rate per square foot with an option to extend the lease for two additional five-year periods with an annual basic rent for the extension at 95% of the then prevailing fair market value base rental rate for comparable properties in Scottsdale, Arizona. The Partnership considered the likelihood of exercising the renewal terms in measuring its operating lease asset and lease liability of which the renewal periods are excluded in the Partnership's assessment of the lease terms. As the lease does not provide an implicit rate, the Partnership estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The operating lease asset, excluding lease incentives, is amortized over the estimated useful life of the asset and is included in rent expense on the statement of income.

The Partnership's total operating lease costs under the lease agreement were $342,338 for the year ended December 31, 2024.

Note 14 – Lease Obligations - Continued

The following summarizes the change in the operating lease asset and lease liability for the year ended December 31, 2024:

	Operating Lease Asset	Operating Lease Liability
Beginning of year balance	$ 1,274,887	$ 1,274,231
Change for 2024	(181,875)	328,949
End of year balance	$ 1,093,012	$ 1,603,180

Future minimum lease payments on the non-cancelable operating lease as of December 31, 2024, are as follows:

Years ending December 31,	Amount
2025	$ 417,908
2026	429,027
2027	440,147
2028	451,266
2029	189,958
Total future minimum payments	1,928,306
Less: discount at 8.67%	(325,126)
Right-of-use lease liability	$ 1,603,180

Note 15 – Subsequent Events

Management has evaluated subsequent events through February 13, 2025, the date the financial statements were issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2024

Net Capital:	
Total partners' capital qualified for net capital	$ 12,327,722
Deductions - nonallowable assets:	
Commissions and advisory fees receivable	201,040
Property and equipment, net	183,375
Other nonadmitted assets	3,686,516
Total deductions	4,070,931
Net capital before haircuts	8,256,791
Less haircuts	248,164
Net Capital	$ 8,008,627
Aggregate indebtedness	$ 15,158,450
Minimum net capital required	$ 1,010,564
Net capital in excess of minimum net capital required	$ 6,998,063
Ratio of aggregate indebtedness to net capital	1.89 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital Computation as of December 31, 2024.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities and Exchange Commission
Year ended December 31, 2024

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

In addition, the Partnership's other business activities are limited to (1) effecting securities transactions via subscriptions on a subscription-way basis where funds are payable to the issuer or its agent and not the Partnership; (2) providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and are not based upon section (k)(2)(ii). The Partnership does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issues by SEC staff, the Partnership does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirement of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Partnership is also filing this Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Partnership; (2) providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release no. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 13, 2025

UNITED PLANNERS
FINANCIAL SERVICES

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, AZ 85258
WWW.UNITEDPLANNERS.COM / TEL (480) 991-0225 FAX (480) 503-8173

February 13, 2025

Exemption Report Required by SEC Rule 17a-5

United Planners' Financial Services of America, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company; (2) providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Chad Shindel, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Chad Shindel, CPA, CGMA
Vice President and Chief Financial Officer